ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 19, 2008

08001394

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
19 March 2008 (ASX: Announcement & Media Release – Drilling Update)

dlw 3/25

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 March 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Well logged and to be completed – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

The Spartan Schwing #2 well has been logged in the interval between 12,000 feet and total depth of 14,386 feet. It is planned to complete the well in the sands at approximately 12,500 feet which indicated excellent reservoir quality and oil and gas shows. Additional recompletion potential is present also in sands at 11,810 feet and 11,870 feet.

The operator is now obtaining the services of a completion rig. Subject to the availability of the completion rig, production testing should commence one week after completion of the well. The prospect of further development wells will be subject to the performance of the zone at 12,500 feet.

The primary target at 14,000 feet contained two zones of gas-bearing sands, however, logging indicated these were generally of low porosity and permeability.

Sands at approximately 13,000 feet contained stringers of excellent porosity and permeability, some with good gas shows, which may indicate updip potential in the immediate vicinity.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

Wei 6-12E-1A Exploration Well, Beibu Gulf Block 22/12, Offshore China

The Operator, Roc Oil (China) Company, has advised that as at 1230 hours (local time) on 14 March 2008, the Wei 6-12E-1A exploration well was plugged and abandoned as foreshadowed in the Stock Exchange release dated 11 March 2008.

The review referred to in the Stock Exchange release dated 11 March 2008 has been completed and, for a variety of operational reasons, the Joint Venture has decided not to drill the Wei-12-2N-1 well as part of the current drilling programme.

Participating Interests in Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%. (Operator)
Horizon Oil Limited	30%
Petsec Petroleum*	25%
Oil Australia Pty Ltd**	**5%**

END

The above interests are subject to Government participation in developments of up to 51%
**a subsidiary of Petsec Energy Ltd **a subsidiary of First Australian Resources*

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au